January 30, 2009
BY EDGAR

Norman Gholson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re: SkyPeople Fruit Juice, Inc.
File No. 333-149896
Amendment No. 3 Filed: December 5, 2008
Form 10-Q Filed: November 14, 2008
File No. 000-32249

Dear Mr. Gholson:

Reference is made to your comment letter, dated January 29, 2009 to our client, SkyPeople Fruit Juice, Inc. (the “Company”), relating to Amendment No. 3 to the subject registration statement and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 which was filed on November 14, 2008 (the “Comment Letter”). We have simultaneously herewith filed an amendment to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “10-Q/A”) which sets forth an amended and restated Item 4. Controls and Procedures section which includes the revised language which was proposed in Exhibit B to our letter to you dated January 14, 2009 as well as the further revisions in response to the two comments in your Comment Letter. Set forth below are the comments contained in the Comment Letter followed by our response thereto.

Form 10-Q filed November 14, 2008

1.  We note your response to our prior comment 7 and your proposed revised language, which you have furnished as Exhibit B to your response letter. In the penultimate sentence of the third paragraph, your conclusion regarding disclosure controls and procedures doers not address the full definition as set forth in Rule 13a-15(e). Please either delete the language beginning with “in alerting them in a timely manner…” or provide the full definition of disclosure controls and procedures when discussing the conclusion as to effectiveness.

The language beginning with “in alerting them in a timely manner…” that was contained in the proposed revised language in Exhibit B to our letter to you dated January 14, 2009 has been deleted from the penultimate sentence of the third paragraph of Item 4 of the 10-Q/A.

2.  We note your response to our prior comment 10. It is not appropriate to state that “other than” certain specified items, “there was no” material change in internal control (without qualification), or state that “there was” a material change or “there were” material changes in internal control, and specify what the change was, or the changes were, as the case may be.

The penultimate paragraph of Item 4 of the 10-Q/A has been revised from the proposed revised language in Exhibit B to our letter to you dated January 14, 2009 to eliminate the clause beginning with “other than” and to expressly state that there was a change in internal control over financial reporting. Please note that this unqualified statement had already been made in the last sentence of the fourth paragraph of the proposed language we submitted and such sentence has also not been changed in the 10-Q/A.

Very truly yours,

/s/ Darren Ofsink
Darren Ofsink